

Mail Stop 7010

August 29, 2008

Invesco, Ltd.
Attention: Martin L. Flanagan, President and Chief Executive Officer
1360 Peachtree Street, NE
Atlanta, Georgia 30309

Re: Invesco, Ltd.
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2008
File No. 001-13908

Dear Mr. Flanagan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

1.   We note your statements throughout your Compensation Discussion and Analysis disclosure that the cash and equity incentive compensation paid to your named executive officers is based upon the achievement of performance-based factors. In particular, we note your statement on page 19 that the "most important factor in determining incentive compensation should be the company's long- and short-term performance" and that "the committee evaluates progress made in achieving the company's long-term strategic goals described above and performance against annual business objectives."

       You do not, however, describe these factors or explain how these factors are applied to the performance of your named executive officers and the compensation decisions that result therefrom. In future filings, at a minimum please address the following points to the extent that they are material to understanding your compensation policies and decisions regarding the named executive officers:

- The specific items (identification and quantification) of corporate performance that are taken into account in setting compensation policies and making compensation decisions;

- How specific forms of compensation are structured and implemented to reflect these items of corporate performance, including whether discretion can be or has been exercised (either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout), identifying any particular exercise of discretion, and stating whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s); and

- How specific forms of compensation are structured and implemented to reflect the named executive officer's individual performance and/or individual contribution to these items of corporate performance, describing the elements of individual performance and/or contribution that are taken into account.

Please see Item 402(b)(2) of Regulation S-K.

Benchmarking Performance and Market Compensation, page 20

2.   We note your statements that survey data assists the committee in comparing compensation levels for individual executives as well as the aggregate funding of incentive awards and that the data is used as a reference point and pay for the named executive officers may be any place along the continuum of competitive pay for any of the compensation elements. In future filings, please explain how the committee analyzes the data in order to determine compensation for your named executive officers.

Incentive Compensation, page 21

3.   In future filings, please address how the compensation committee communicates its performance expectations for your named executive officers to those officers. If these expectations consist of specific performance targets, please address these targets in future filings.

Determination of Company-wide Annual Incentive Pool, page 22

4.   In future filings, please quantify the range for cash bonuses and for equity awards. In addition, please explain how the compensation committee evaluated the items of corporate performance that it considered. It is not sufficient simply to state that the committee took note of certain items of corporate performance.

Role of Individual Objectives, page 23

5.   In future filings, please identify the individual objectives for your named executive officers and explain how such objectives relate to the committee's compensation determinations.

Chief Executive Officer's Compensation, page 23

6.   We note your statement that Mr. Flanagan has the opportunity to receive cash compensation awards of up to $4,750,000 per year based on the achievement of certain performance criteria to be mutually determined by the committee and Mr. Flanagan. As these performance criteria are material to understanding Mr. Flanagan's compensation, in future filings please disclose the performance criteria for the most recently completed year. In addition, in future filings please discuss how the committee and Mr. Flanagan determine the performance criteria.

Compensation of Other Named Executive Officers, page 24

7.   In future filings, please identify and discuss the basis for the goals and objectives used for your named executive officers. In addition, in future filings if you provide a presentation of key accomplishments for your named executive officers, as you have done on page 25, please explain the relationship between these key accomplishments and any goals and objectives that were established by the committee for your named executive officers.

Summary Compensation Table, page 28

8.   We note that you have included in the "Bonus" column cash payments that appear, based on your Compensation Discussion and Analysis disclosure, to be for the achievement of company performance objectives. As such, these payments appear to be non-equity incentive plan compensation, which should be reported in the "Non-Equity Incentive Plan Compensation" column. Please see Item 402 of Regulation S-K, particularly the definitions in Item 402(a)(6). In future filings, please report incentive plan compensation in the "Non-Equity Incentive Plan Compensation" column or otherwise advise.

        Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested, if any. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

        To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dieter King at (202) 551-3338, or Jennifer Hardy at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief